Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Receives Bank Regulatory Approvals to Acquire Marshall & Ilsley Corporation (M&I)

•	Closing anticipated on July 5, 2011

TORONTO, June 21, 2011 — Bank of Montreal (TSX NYSE: BMO) today announced that it has received all key bank regulatory approvals required to complete its acquisition of Marshall & Ilsley Corporation (NYSE:MI). It is anticipated that the acquisition will close on July 5, 2011.

“We are very pleased to have obtained all key bank regulatory approvals to complete the acquisition of Marshall & Ilsley Corporation,” said Bill Downe, president and chief executive officer, BMO Financial Group. “Given BMO’s strong capital position, we have concluded that it will not be necessary to proceed with a common share offering related to this transaction — previously disclosed to be less than $400 million.”

In accordance with the terms of the merger agreement, M&I shareholders will receive 0.1257 of a Bank of Montreal common share in exchange for each share of M&I common stock they own, with fractional entitlements to Bank of Montreal common shares being paid in cash.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group (TSX, NYSE: BMO) is a highly diversified financial services organization. With total assets of $413 billion as of April 30, 2011, and more than 38,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions

For Media Enquiries:

Paul Deegan, Toronto, paul.deegan@bmo.com, (416) 867-3996

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Enquiries:

Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet: www.bmo.com